420 – 609 Granville Street
Vancouver, British Columbia, V7Y 1G5
Tel. (604) 682-4004, Fax (604) 682-4009

Date: Dec 1, 2010	TSX Symbol: SLX

NEWS RELEASE

Silvermex Resources $15 Million Financing Fully Subscribed

December 1, 2010, Silvermex Resources Inc. (TSX: SLX) (the "Company") is pleased to announce that the private placement (the “Offering”) announced on November 26, 2010 has been fully subscribed, including an over-allotment option, for gross proceeds of approximately $15,000,000.

Institutional investors, including Sprott Asset Management Inc., have subscribed for the majority of the private placement. MGI Securities Inc. is acting as lead agent on the Offering.

Proceeds from the Offering will be used to advance the Company’s wholly owned La Guitarra Mine located in the Temascaltepec Mining District of Mexico and the Company’s Rosario/San Marcial Mining Camp located in south eastern Sinaloa, Mexico and for general working capital purposes.

Closing of the financing is subject to TSX approval. The securities to be issued in the private placement will all be subject to a four-month hold period in accordance with applicable Canadian securities laws.

The securities have not been registered under the U.S. Securities Act of 1933, as amended, or any state securities laws and, until so registered, may not be offered or sold in the United States or any state or to, or for the account of, U.S. persons absent registration or an applicable exemption from registration requirements. This release does not constitute an offer for sale of securities in the United States.

About Silvermex

Silvermex is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property located in the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. Silvermex is evaluating options for the expansion of existing mining operations at La Guitarra and advancing the recently consolidated Rosario/San Marcial Mining Camp in south eastern Sinaloa, Mexico. The Rosario/San Marcial mining concession consists of two past producing mines and numerous known high-grade deposits. The project has significant resources and historic reserves with extensive production related infrastructure in place. Silvermex is led by a highly experienced and successful team, comprised of top executives from leading corporations in the silver mining sector.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

On Behalf of the Board of Directors of
Silvermex Resources Inc.

Duane Nelson
CEO & Director

For Further information, contact:

Duane Nelson
Director, Chief Executive Officer
Vancouver, BC, Canada
Tel: 604-682-4004

duane@silvermexresources.com

This News Release contains forward-looking statements. Forward looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking-statements. Management has assumed that these will be our major projects going forward. Risks include that we are unable to satisfy environmental or other regulators, that we determine that our resources are not commercially viable, or that we have difficulties due to unavailability of labour or equipment.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggests herein. Except as required by applicable law the Company does not intend to update any forward-looking statements to conform these statements to actual results.